Exhibit g.2.

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the "Agreement") dated as of September 14, 2009, is by and between Tortoise Capital Advisors, L.L.C. (the " Adviser") and Tortoise North American Energy Corporation (the “Company”).

WHEREAS, in conjunction with the reorganization of Tortoise Gas and Oil Corporation with and into the Company, the Adviser desires to enter into a Fee Waiver Agreement covering the period from January 1, 2010 through December 31, 2010, and the period from January 1, 2011 through January 31, 2011; and

WHEREAS, the stockholders of the Company will benefit from the waivers by incurring lower Company operating expenses than they would absent such waivers.

NOW, THEREFORE, the Adviser agrees to waive (i) 0.10% of its 1.00% investment advisory fee, thereby reducing the investment advisory fee to 0.90% of the Company's average monthly managed assets (as defined in the Investment Advisory Agreement to be dated September 15, 2009 between the Company and the Adviser) for the period from January 1, 2010 through December 31, 2010, and (ii) 0.05% of its 1.00% investment advisory fee, thereby reducing the investment advisory fee to 0.95% of the Company’s average monthly managed assets (as defined in the Investment Advisory Agreement dated September 15, 2009 between the Company and the Adviser) for the period from January 1, 2011 through December 31, 2011.

IN WITNESS WHEREOF, the Adviser and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Terry C. Matlack
Name: Terry C. Matlack
Title: Managing Director

TORTOISE NORTH AMERICAN ENERGY CORPORATION

By:	/s/ David J. Schulte
Name: David J. Schulte
Title: Chief Executive Officer